NEWS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS FIRST QUARTER 2015 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

HAMILTON, BERMUDA, April 30, 2015 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) today announced financial results for the quarter ended March 31, 2015.

Brookfield Property Partners L.P. (the “Partnership” or “BPY”) reported Company FFO of $181 million ($0.25 per unit) for the quarter ended March 31, 2015 compared with $157 million ($0.28 per unit) for the same period in 2014. The increase in Company FFO for the quarter was driven by the acquisition of additional interests in Brookfield Office Properties Inc. (“BPO”) and Canary Wharf Group plc (“Canary Wharf”) as well as positive same-store growth in our office and retail portfolios. The increase was partly offset by the impact of foreign exchange rates and interest expense on assets which are not yet fully contributing to income.

Net income attributable to unitholders for the quarter ended March 31, 2015, was $833 million ($1.17 per unit) versus $372 million ($0.67 per unit) for the same period in 2014. The increase in the quarter was primarily driven by valuation increases from strong leasing results and improved market conditions in our office business.

“We recently completed the acquisition of Canary Wharf in London and opened our new retail center at Brookfield Place New York. We also commenced development of our next office tower at Manhattan West in New York,” said Ric Clark, chief executive officer of Brookfield Property Group.

Office

•	For the quarter ended March 31, 2015, our office operations generated Company FFO of $170 million compared to $97 million in the same period in 2014. The increase in Company FFO for the quarter was mainly due to the increased ownership in BPO and Canary Wharf, partly offset by the impact of foreign operations converted to U.S. dollars.

•	During the quarter, our office operations contributed $770 million of valuation increases, primarily driven by strong market conditions and leasing activity in Manhattan and Sydney.
•	Operationally, during the quarter, we leased 1.9 million square feet of space in our core office portfolio at average net rents significantly higher than expiring rents, while increasing global occupancy by 30 basis points over the previous quarter to 92.5%.
•	Significant leases executed during the first quarter include:
o	A 15-year lease renewal and expansion with The Capital Group Companies for 439,000 square feet at Bank of America Plaza and Wells Fargo Center South in Los Angeles.
o	A five-year new lease with Fannie Mae for 186,000 square feet at One Reston Crescent in Northern Virginia.
o	A 20-year new lease with WeWork for 168,000 square feet at Moor Place in London.
o	A 15-year new lease with Markit Ltd. for 135,000 square feet at Five Manhattan West in New York City.
o	A 10-year new lease with Transamerica Life Insurance Company for 121,000 square feet at 1801 California in Denver.
•	Significant transactions in our office segment included:
o	Completed the £4 billion acquisition (£1 billion of further equity at BPY’s share) of Canary Wharf with our 50/50 partner, subsequent to quarter-end.
o	Commenced development of One Manhattan West, a 2.1-million square foot office tower in Midtown’s Hudson Yards district, subsequent to quarter-end. Brookfield secured an anchor tenant with a major professional services firm signing a 20-year, 550,000-square-foot lease, which enabled us to close on a $1.2 billion construction loan.
o	Acquired the remaining 40% equity interest in a portfolio of office parks in India for total consideration of approximately $190 million (approximately $60 million at BPY’s share).
o	Sold office assets in Toronto and Seattle for net proceeds of approximately $100 million.

Retail

•	For the quarter ended March 31, 2015, our retail operations reported Company FFO of $114 million compared to $105 million in the comparable period in 2014. The increase in Company FFO for the quarter was due to an increase in same-store NOI of over 3% compared to the prior year and income from our investment in China Xintiandi which was acquired in the second quarter of 2014.
•	Initial rent rates for executed leases commencing in 2015 and 2016 on a suite-to-suite basis increased by 11.1% to $60.91 per square foot when compared to the rental rate for expiring leases.
•	Occupancy finished the quarter at 94.5%.
•	Significant transactions in our retail segment included:
o	In General Growth Properties (“GGP”), we acquired, through a 50/50 joint venture with Sears, retail areas in our malls which are leased to 12 department stores for a total of $165 million ($48 million at BPY’s share).
o	In Rouse Properties, we acquired Mt. Shasta Mall in Redding, California for a total purchase price of approximately $50 million (Approximately $17 million at BPY’s share).
o	In GGP, we sold a 25% interest in Ala Moana Center in Honolulu, Hawaii for net proceeds of $907 million ($262 million at BPY’s share). Subsequent to quarter-end, we also sold a further 12.5% of Ala Moana Center based on the same valuation.
o	Also subsequent to quarter-end, GGP closed on the following transactions:
o	Acquired the Crown Building at 730 Fifth Avenue in New York City along with co-investors for approximately $1.8 billion which was funded with $1.3 billion of secured debt.
o	Sold the office portion of 200 Lafayette Street in New York City for a gross purchase price of approximately $125 million (approximately $36 million at BPY’s share).

Industrial, Multifamily and Other

•	For the quarter ended March 31, 2015, our industrial, multifamily and other operations posted Company FFO of $33 million compared with $17 million in the comparable period in 2014. The increase in Company FFO over the prior year was largely a result of the acquisitions of our triple net lease business in North America, a multifamily portfolio in New York City, and a hotel in Florida, all completed in the second half of 2014.
•	In our industrial operations, we executed 1.8 million square feet of leasing during the quarter. Occupancy finished the quarter at 90.0%.
•	Occupancy in our multifamily portfolio increased 30 basis points to 95.0%.
•	ADR and REVPAR increased year-over-year in all of our hotel properties to a blended average of $253 and $199, respectively.
•	Significant transactions in our industrial, multifamily and other operations during the first quarter included:
o	Sold six industrial properties and 80 acres of industrial land for net proceeds of $56 million ($15 million at BPY’s share).
o	Acquired two multifamily assets in Virginia and California, respectively, for a net equity investment of $22 million ($8 million at BPY’s share).
o	Acquired four triple net lease properties for a total net equity investment of $41 million ($10 million at BPY’s share).
o	Acquired the Hyatt Vineyard Creek in California for a net equity investment of $11 million ($1 million at BPY’s share).

Senior Management Changes

To position Brookfield Property Partners to keep up with its continued growth and success, we are pleased to announce the following changes within our senior management team:

•	John Stinebaugh will become chief operating officer of Brookfield Property Group. In this role, John will oversee the performance of our opportunistic real estate investments.

•	Bryan Davis will become chief financial officer of Brookfield Property Group and will assume John’s former duties. Previously, Bryan served as chief financial officer of the office platform.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.265 per unit payable on June 30, 2015 to unitholders of record at the close of business on May 29, 2015. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on April 30, 2015 at www.brookfieldpropertypartners.com. This additional information should be read in conjunction with this press release.

Conference Call

Analysts, investors and other interested parties are invited to participate in BPY’s live conference call reviewing 2015 first quarter results on Thursday, April 30, 2015 at 11:00 a.m. eastern time. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 888-587-0613 or toll 719-325-2122, passcode: 9337069, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through May 30, 2015 by dialing toll free 888-203-1112 or toll 719-457-0820, pass code 9337069. A replay of the webcast will be available at www.brookfieldpropertypartners.com for 90 days.

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Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“Company FFO”) on a total and per unit basis. NOI, FFO, and Company FFO (on a total and per unit basis) do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. The Partnership uses NOI, FFO and Company FFO to assess its operating results. NOI is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The Partnership provides the components of NOI and a full reconciliation from net income to FFO and Company FFO with the financial information accompanying this press release. The Partnership reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results, it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred shares in determining the average number of units outstanding as the holders of mandatorily convertible preferred shares do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred shares in the basic average number of units outstanding.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488; Email: matthew.cherry@brookfield.com

Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215; Email: melissa.coley@brookfield.com

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited) *US$ millions (except per unit amounts)*	*Three Months Ended March 31,* 2015	2014
Commercial property and hospitality revenue	$ 1,080	$ 998
Direct commercial property and hospitality expense	(533)	(527)
	547	471
Investment and other revenue	69	57
Share of net earnings from equity accounted investments	264	228
	880	756
Expenses		
Interest expense	(374)	(288)
Depreciation and amortization	(36)	(39)
Administration and other expense	(110)	(84)
	360	345
Fair value gains, net	828	568
Income tax expense	(179)	(420)
Net income	$ 1,009	$ 493
Net income attributable to:		
Limited partners	$ 298	$ 77
General partner	-	-
Non-controlling interests:		
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	512	292
Limited partner units of Brookfield Office Properties Exchange LP	23	3
Interests of others in operating subsidiaries and properties	176	121
	$ 1,009	$ 493

RECONCILIATION OF NON-IFRS MEASURES

(Unaudited) US$ millions (except per unit amounts)	Three Months Ended March 31, 2015	2014
Commercial property and hospitality revenue	$ **1,080**	$ 998
Direct commercial property and hospitality expense	**(533)**	(527)
NOI	**547**	471
Investment and other revenue	**69**	57
Share of equity accounted income excluding fair value gains	**171**	142
Interest expense	**(374)**	(288)
Administration and other expense	**(110)**	(84)
Depreciation and amortization of non-real estate assets	**(5)**	(10)
Non-controlling interests of others in operating subsidiaries and properties in FFO	**(122)**	(124)
FFO	**176**	164
Depreciation and amortization of non-real estate assets	**5**	10
Gains/losses on disposition of non-investment properties[1]	**(11)**	(21)
FFO from GGP Warrants[2]	**11**	10
Non-controlling interests - Company FFO	**-**	(6)
Company FFO	$ **181**	$ 157
FFO	**176**	164
Depreciation and amortization of real estate assets	**(31)**	(29)
Fair value gains, net	**828**	568
Share of equity accounted income - Non FFO	**93**	86
Income tax expense	**(179)**	(420)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	**(54)**	3
Net income attributable to unitholders	**833**	372
Non-controlling interests of others in operating subsidiaries and properties	**176**	121
Net income	$ **1,009**	$ 493

1. Company FFO for the three months ended March 31, 2015 excludes a $14 million gain on extinguishment of debt in the retail segment and for the same period in 2014 excludes a $19 million gain on extinguishment of debt also in the retail segment.
2. Represents the FFO that would have been attributable to the Partnership's shares of GGP, if all outstanding warrants of GGP were exercised on a cash-less basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

RECONCILIATION OF NON-IFRS EARNINGS PER UNIT[1]

(Unaudited) US$ millions (except per unit amounts)	Three Months Ended March 31, 2015	2014
Net income attributable to unitholders	$ **833**	$ 372
Average number of units outstanding	**712.7**	556.1
Number of units issued on conversion of mandatorily convertible preferred shares	**70.0**	-
Basic average number of units outstanding	**782.7**	556.1
Basic net income attributable to unitholders per unit[1]	*$ **1.06***	*$ 0.67*

1. Basic net income attributable to unitholder per unit requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares of $25 million, net of tax, quarterly. Net income attributable to unitholder per unit with the the add back of the associated carry on the preferred shares would be $1.10.